EXHIBIT 99.3

FORM OF LETTER TO BROKERS AND OTHER NOMINEE HOLDERS

PRO-DEX, INC.

Subscription Rights to Purchase Shares of Common Stock

Offered Pursuant to Subscription Rights

Distributed to Shareholders

of Pro-Dex, Inc.

[●], 2014

To Securities Dealers, Commercial Banks, Trust Companies and Other Nominees:

This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with the rights offering by Pro-Dex, Inc., a Colorado corporation (“we,” “us,” “our,” or the “Company”), of shares of common stock, pursuant to non-transferable subscription rights distributed to all shareholders of record of shares of our common stock, no par value per share, at 5:00 p.m., New York City time, on March 20, 2014 (the “Record Date”). The subscription rights and common stock are described in the prospectus dated [●], 2014 (the “Prospectus”).

In the rights offering, we are offering an aggregate of 1,473,684 shares of common stock, as described in the Prospectus.

The subscription rights will expire if not exercised prior to 5:00 p.m., New York City time, on April 25, 2014 (the “Expiration Time”).

As described in the Prospectus, each beneficial owner of shares of common stock registered in your name or the name of your nominee is entitled to 0.44075 subscription rights for each share of common stock owned by such beneficial owner at 5:00 p.m., New York City time, on the Record Date. Each subscription right will allow the holder thereof to subscribe for one (1) share of common stock (the “subscription privilege”) at the cash price of $1.90 per full share (the “subscription price”). For example, if a stockholder owned 1,000 shares of common stock as of 5:00 p.m., New York City time, on the Record Date, it would receive 440.75 subscription rights and would have the right to purchase 440 shares of common stock (rounded down to the nearest whole share, with the total subscription payment being adjusted accordingly, as discussed below) at the subscription price.

In connection with the rights offering, we have entered into a Standby Purchase Agreement with AO Partners, LLC (together with its permitted designees under the Standby Purchase Agreement, “AO Partners”) and Farnam Street Capital, Inc. (together with its permitted designees under the Standby Purchase Agreement, “Farnam Street Capital”). If any subscription rights remain unexercised after the expiration of the rights offering, AO Partners and Farnam Street Capital (the “Standby Purchasers”) have agreed to purchase, at the subscription price, in a private transaction separate from the rights offering, any and all shares of common stock not subscribed for by the Company’s shareholders pursuant to the exercise of their subscription privileges (subject to reduction as a result of Tax Attribute Considerations as described in the Prospectus). No fees or other consideration will be paid by the Company to the Standby Purchasers in exchange for its commitment to purchase any and all unsubscribed shares of common stock following the rights offering.

The subscription rights will be evidenced by a Non-Transferable Subscription Rights Certificate registered in the stockholder’s name or its nominee and will cease to have any value at the Expiration Time.

We are asking persons who hold shares of common stock beneficially and who have received the subscription rights distributable with respect to those shares through a broker, dealer, commercial bank, trust company or other nominee, as well as persons who hold certificates of common stock directly and prefer to have such institutions effect transactions relating to the subscription rights on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them. In addition, we are asking beneficial owners who wish to obtain a separate Non-Transferable Subscription Rights Certificate to contact the appropriate nominee as soon as possible and request that a separate Non-Transferable Subscription Rights Certificate be issued.

We are not charging any fee or sales commission to issue subscription rights to our shareholders or to issue shares to our shareholders if they exercise their subscription rights. If a stockholder exercises its subscription rights through the record holder of its shares, the stockholder is responsible for paying any fees its record holder may charge such stockholder.

Enclosed are copies of the following documents:

1.	Prospectus;
2.	Instructions as to Use of Pro-Dex, Inc. Non-Transferable Subscription Rights Certificates;
3.	A form of letter which may be sent to your clients for whose accounts you hold shares of our common stock registered in your name or the name of your nominee;
4.	Beneficial Owner Election;
5.	Nominee Holder Certification; and
6.	A return envelope addressed to Broadridge Corporate Issuer Solutions, Inc., the subscription agent.

Your prompt action is requested. To exercise the subscription rights, as indicated in the Prospectus, you should deliver to the subscription agent the properly completed and signed Non-Transferable Subscription Rights Certificate with payment of the subscription price in full for each share of common stock subscribed for pursuant to the subscription privilege. The subscription agent must receive the Non-Transferable Subscription Rights Certificate with payment of the subscription price prior to the Expiration Time. Once a subscription rights holder has exercised its subscription privilege, such exercise may not be revoked, even if the subscription rights holder later learns information that it considers to be unfavorable to the exercise of its subscription rights.

Additional copies of the enclosed materials may be obtained from the subscription agent by calling (855) 793-5068 (toll-free). Any questions or requests for assistance concerning the rights offering should be directed to the subscription agent.

Very truly yours,

Pro-Dex, Inc.